

ANGLO AMERICAN PLC

SUPPL 82-97

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,077,983 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 December 2004	4,300
29 December 2004	5,200
30 December 2004	11,084



PROCESSING
SECTION
RECEIVED
JAN 1 2 2005
185
SEC MAIL
WASH., D.C.

The Company was advised of these transactions on 04 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 January 2005

dlw 1/14

PROCESSED

JAN 18 2005



THOMSON
FINANCIAL

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,077,983 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 December 2004	4,300
29 December 2004	5,200
30 December 2004	11,084

The Company was advised of these transactions on 04 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,077,983 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 December 2004	4,300
29 December 2004	5,200
30 December 2004	11,084

The Company was advised of these transactions on 04 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,077,983 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 December 2004	4,300
29 December 2004	5,200
30 December 2004	11,084

The Company was advised of these transactions on 04 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 January 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 55,077,983 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
24 December 2004	4,300
29 December 2004	5,200
30 December 2004	11,084

The Company was advised of these transactions on 04 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
04 January 2005